

PARKIT, Co..
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: PARKIT, Co. Management

We have reviewed the accompanying financial statements of PARKIT, Co (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
August 14, 2025

PARKIT CO
BALANCE SHEET

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	619,085	627,052
Accounts Receivable		189,977	40,432
Inventory		243,647	170,011
Prepaid Expenses		92,438	-
Other Current Assets		330	-
Total Current Assets		1,145,477	837,495
Non-Current Assets:			
Fixed Assets - net	$	48,139	24,047
Total Non-Current Assets		48,139	24,047
TOTAL ASSETS		1,193,616	861,542
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	157,328	127,208
Credit Cards Payable		177,659	445,242
Sales Tax Payable		47,055	41,434
Deferred Revenue		943,528	39,866
Short-Term Notes Payable		-	115,207
Other Current Liabilities		13,810	1,499
Total Current Liabilities		1,339,380	770,456
Non-Current Liabilities:			
Long-Term Note Payable	$	247,369	364,459
Total Non-Current Liabilities		247,369	364,459
TOTAL LIABILITIES		1,586,749	1,134,915
EQUITY			
Common Stock	$	0	100
APIC		332,171	332,071
Accumulated Deficit		(725,304)	(605,544)
TOTAL EQUITY		(393,133)	(273,373)
TOTAL LIABILITIES AND EQUITY	$	1,193,616	861,542

See Accompanying Notes to these Unaudited Financial Statements

PARKIT CO
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Sales	$	3,963,935	3,747,988
Discounts & Refunds		(493,717)	(555,553)
Cost of Goods Sold		(1,477,481)	(1,376,366)
Gross Profit		**1,992,737**	**1,816,069**
Operating Expenses			
Payroll	$	103,251	60,413
Advertising & Marketing		942,813	1,148,758
Professional & Legal		253,678	75,143
Software		71,806	37,921
Rent & Lease		99,740	71,511
Selling, General & Administrative		583,018	492,176
Research & Development		29,196	20,112
Depreciation Expense		11,555	8,964
Total Operating Expenses		**2,095,057**	**1,914,997**
Total Loss from Operations		**(102,319)**	**(98,928)**
Other Income (Expense)			
Interest Income	$	3,571	14,497
Rental Income		56,068	49,325
Other Miscellaneous Income		2,025	1,410
Interest Expense		(79,095)	(66,604)
Total Other Income (Expense)		**(17,431)**	**(1,373)**
Earnings Before Income Taxes, Depreciation, and Amortization		**(20,010)**	**(28,789)**
Net Income (Loss)	$	**(119,750)**	**(100,300)**

See Accompanying Notes to these Unaudited Financial Statements

PARKIT CO
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | Retained Earnings | Total Shareholders' |
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	100	100	332,071	(505,244)	(173,073)
Issuance of Common Stock	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-
Net income (loss)	-	-	-	(100,300)	(100,300)
Ending balance at 12/31/23	100	100	332,071	(605,544)	(273,373)
Par value adjustment	-	(100)	-	-	(100)
Reclassification due to change in par value - APIC	-	-	100	-	100
Prior Period Adjustment	-	-	-	(10)	(10)
Net income (loss)	-	-	-	(119,750)	(119,750)
Ending balance at 12/31/24	100	0	332,171	(725,304)	(393,133)

See Accompanying Notes to these Unaudited Financial Statements

PARKIT CO
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(119,750)	(100,300)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		11,555	8,964
Accounts Receivable		(149,545)	53,048
Inventory		(73,636)	65,055
Prepaid Expenses		(92,438)	-
Other Current Assets		(330)	-
Accounts Payable		30,120	93,722
Credit Cards Payable		(267,583)	150,491
Deferred Revenue		903,662	(366,587)
Short-Term Notes Payable		(115,207)	29,286
Sales Tax Payable		5,621	29,097
Other Current Liabilities		12,311	279
Prior Period Adjustment		(10)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		264,520	63,357
Net Cash provided by (used in) Operating Activities		144,770	(36,943)
INVESTING ACTIVITIES			
Fixed Assets - net	$	(35,646)	(4,433)
Net Cash provided by (used in) Investing Activities		(35,646)	(4,433)
FINANCING ACTIVITIES			
Long-Term Note Payable	$	(117,090)	139,192
Common Stock		(100)	-
APIC		100	-
Net Cash provided by (used in) Financing Activities		(117,090)	139,192
Cash at the beginning of period		627,052	529,236
Net Cash increase (decrease) for period		(7,966)	97,816
Cash at end of period		619,085	627,052

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

PARKIT Co ("the Company") was formed in Delaware on April 27th, 2020. The company produces outdoor recreational use chairs and retails them online, through brick and mortar retail, via B2B relationships and international distribution partners. Their goal is to create the ultimate outdoor chair - products that last years not seasons, and incorporate functionality and design aesthetics that stand apart as best in class outdoor recreational use seating. The Company is headquartered in Oceanside, California in San Diego County and our customers are located domestically across the United States as well as internationally in Australia, Canada and some regions of Europe. The company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the last two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $619,085 and $627,052 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company..

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 consisted of finished goods valued at $243,647 and $170,011, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Furniture & Equipment	3	$71,746.49	$50,431.99
Vehicles	3	$18,204.83	$3,872.95
Less Accumulated Depreciation		(41,812)	(30,258)
Totals		**48,139**	**24,047**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by e-commerce sales. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain the website and available inventory to be sold in order for website visitors to shop within the online store and place orders for products they desire.

In addition to this, The Company also generates revenue through brick and mortar sales. These are offered as wholesale, where the performance obligation is to support and fulfill orders from retail partners like small outdoor outfitters and surf shops and larger national key accounts. Payments for this revenue stream are collected within thirty (30) days after the time of service.

The Company also conducts business to business (B2B) sales. The performance obligation here is to support the requested needs of B2B partners with bulk orders using inventory available in the company's warehouses for immediate shipment or align production with the company's factories to produce custom factory direct orders of the company's product. The company receives a payment of 50% upfront, with the remaining balance being due when the products depart from the company's warehouse. The company deferred revenue of $39,866 and $943,528 for the years ended 2023 and 2024 respectively for sales of products via Direct to Customer (D2C) and Corporate requests with remaining performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and California. The Company has incurred cumulative losses for the last two years and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans

SBA Loan - On April 15, 2021, the Company entered into a loan agreement with CDC Small Business Finance for $250,000 with an interest rate of 9.5% and a maturity date 10 years from the date of disbursement. The balance of this loan was $209,882.02 and $192,591 as of December 31, 2023 and 2024, respectively..

Inuit Loan - On May 29, 2023, the Company entered into a loan agreement with Inuit Financing, Inc for $200,000 with an interest rate of 12.5% and a maturity date 2 years from the date of disbursement. The balance of this loan was $154,577 and $55,664 as of December 31, 2023 and 2024, respectively.

NOTE 6 – EQUITY

The Company has authorized 100 common shares with a par value of $1.00 in 2020 with an amendment extending that number to 10,000 of common shares with a par value of $0.00001 per share in 2024. 100 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 14, 2025, the date these financial statements were available to be issued.

The Company acquired an SBA loan of $300,000 from Lendistry SBLC, LLC. This will be paid in monthly installments of $4,335.10 over a 10 year period at an interest rate of 12.25% per annum.

The Company received another amendment to its Articles of Incorporation on July 25, 2025. As such the Company has authorized 100,000 common shares.